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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                          Grupo Iusacell, S.A. de C.V.
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                                (Name of Issuer)

                 Series V Common Stock, without stated par value
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                         (Title of Class of Securities)

                                  40050B100* *
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                                 (CUSIP Number)

                             Dennis Daugherty, Esq.
                            Vodafone Americas Region
                            2999 Oak Road, 10th Floor
                         Walnut Creek, California 94597
                                 (925) 210-3900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 12, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

-------------------------

** This CUSIP number is for the American Depositary Shares (the "ADSs") of the
      Issuer each of which represents 100 shares of Series V Common Stock of the Issuer. This filing is being made with respect to the Series V Common Stock not the ADSs.

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CUSIP NO. 40050B100
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 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vodafone Americas B.V. ("Vodafone Americas")
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS

         AF
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                  [ ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands
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                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          339,617,555 (See Item 5)
    EACH                   ------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           339,617,555
    WITH                   ------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         339,617,555 shares (See Item 5)
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     [X]
         Excludes 76,799,607 shares (or 8.53%) of Series V Common
         Stock of the Issuer (See Item 5).
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.5%
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14.      TYPE OF REPORTING PERSON

         CO
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ITEM 1.           SECURITY AND ISSUER.

                  No changes.

ITEM 2.           IDENTITY AND BACKGROUND.

                  No changes.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No changes.

ITEM 4.           PURPOSE OF TRANSACTION.

                  (a)-(j)

                  Item 4 is hereby amended by adding the following paragraphs to the end of the response to Item 4:

                  "On June 12, 2003, Vodafone Americas entered into an Acquisition Agreement, dated as of June 12, 2003 (the "Acquisition Agreement"), by and among Biper, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States ("Parent"), Movil Access, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States and a wholly owned subsidiary of Parent ("Sub" and together with Parent, the "Purchasers"), Bell Atlantic International, Inc., a corporation organized and existing under the laws of Delaware ("BAII"), Bell Atlantic Latin America Holdings, Inc., a corporation organized and existing under the laws of Delaware ("BALAH"), Bell Atlantic New Zealand Holdings, Inc., a corporation organized and existing under the laws of Delaware ("BANZHI" and BAII, BALAH and BANZHI, the "Verizon Selling Shareholders") and Vodafone Americas B.V., a limited liability company organized and existing under the laws of The Netherlands pursuant to which the Purchasers agreed to offer to purchase for cash all of the issued and outstanding shares of capital stock of the Issuer pursuant to concurrent tender offers in Mexico (the "Mexican Offer") and the United States (the "U.S. Offer" and, together with the Mexican Offer, the "Offers") at a price equal to Ps.
0.05712180 per Series A Share (or the U.S. dollar equivalent), Ps. 0.05712180 per Series V Share (or the U.S. dollar equivalent) and the U.S. dollar equivalent of Ps. 5.712180 per ADS. Pursuant to the Acquisition Agreement, Vodafone Americas and the Verizon Selling Shareholders agreed to tender all of their respective holdings of capital stock of the Issuer in the Offers. As of the date of the Acquisition Agreement, the Verizon Selling Shareholders report that they own, in the aggregate, 657,966,431 series A shares of the Issuer, without par value (the "Series A Shares"), 74,752,002 Series V Shares and 14,000 ADSs (the "Verizon ADSs") representing approximately 39.4% of the total capital stock of the Issuer (the "Verizon Shares"). As of such date, Vodafone Americas owns 303,326,053 Series A Shares and

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339,617,555 Series V Shares representing approximately 34.5% of the total capital stock of the Company (the "Vodafone Shares").

                  In connection with the transactions contemplated by the Acquisition Agreement, Vodafone Americas and the Verizon Selling Shareholders also entered into an Escrow Agreement, dated as of June 12, 2003 (the "Escrow Agreement"), by and among Parent, Sub, BAII, BALAH, BANZHI, Vodafone Americas and The Bank of New York, a New York banking corporation (the "Escrow Agent"), pursuant to which Vodafone Americas and the Verizon Selling Shareholders agreed to deposit the Vodafone Shares and the Verizon Shares (other than the Verizon
ADSs) in a securities account for the benefit of the Escrow Agent. Each of Vodafone Americas and the Verizon Selling Shareholders irrevocably appointed the Escrow Agent as its attorney-in-fact and proxy to tender such securities into the Mexican Offer. As promptly as practicable, but in no event more than two business days after the commencement of the Offers, the Escrow Agent will tender the Vodafone Shares and the Verizon Shares (other than the Verizon ADSs) into the Mexican Offer.

                  Pursuant to the Escrow Agreement, the Purchasers have also agreed to deposit into escrow with the Escrow Agent an amount equal to $10 million, representing the U.S. dollar equivalent of the aggregate consideration to be offered to the holders of all of the issued and outstanding capital stock of the Issuer, including the Series V Shares and ADSs held by the public shareholders. Promptly following acceptance for purchase of all of the securities tendered in the Offers, the Escrow Agent, upon instructions from the Purchasers, will deliver the amounts necessary to pay for the tendered securities to the depositaries for the Mexican Offer and the U.S. Offer.

                  The Purchasers, Vodafone Americas and the Verizon Selling Shareholders have each agreed to use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable to consummate the Offers and the transactions contemplated by the Acquisition Agreement. In furtherance thereof, Vodafone Americas and the Verizon Selling Shareholders have agreed to use their commercially reasonable efforts to cause, in their capacity as shareholders of the Issuer, the business of the Issuer and its subsidiaries to be conducted in the ordinary course in light of the recent financial circumstances of the Issuer and its subsidiaries and a possible restructuring of the obligations of the Issuer and/or its subsidiaries. Nothing in the Acquisition Agreement, however, requires any director or officer of the Issuer or its subsidiaries, acting in such capacity, to take or refrain from taking any action which such person believes in good faith could reasonably be expected to result in a violation of his or her fiduciary duties or require Vodafone Americas or the Verizon Selling Shareholders to take any action relating to the composition of the board of directors of the Issuer or its subsidiaries or cause Vodafone Americas or the Verizon Selling Shareholders to seek any action or inaction on the part of the directors and officers on behalf of the Issuer or its subsidiaries if such action could be reasonably expected to be inconsistent with the fiduciary duties of the directors and

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officers to the Issuer and the shareholders of the Issuer (other than Vodafone
Americas or the Verizon Selling Shareholders).

                  The obligation of the Purchasers to commence the Offers and the obligation of Vodafone Americas and the Verizon Selling Shareholders to tender the Vodafone Shares and the Verizon Shares, respectively, are subject to
(i) no governmental entity, either in Mexico or the United States, having enacted, issued, promulgated or enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which prevents or prohibits the commencement of either the Mexican Offer or the U.S. Offer and
(ii) the offer documents for the Mexican Offer having received the approval of the Comision Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission). The obligation of the Purchasers to consummate the Offers and accept for payment, and pay for, validly tendered securities is conditioned upon (i) no governmental entity, either in Mexico or the United States, having enacted, issued, promulgated or enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which prevents or prohibits the consummation of either the Mexican Offer or the U.S. Offer, (ii) receipt of regulatory approval from the U.S. Federal Communications Commission, unless the license giving rise to such requirement shall have been transferred in accordance with the Acquisition Agreement, (iii) the securities tendered into the Offers by Vodafone Americas and the Verizon Selling Shareholders not being subject to any lien and (iv) the Acquisition Agreement not having been terminated in accordance with its terms. The parties to the Acquisition Agreement have also made customary representations and warranties for transactions of this type and have agreed to certain indemnities of the other in connection with the transaction contemplated by the Acquisition Agreement.

                  The Acquisition Agreement may be terminated by (i) unanimous written consent of the parties, (ii) the Purchasers, Vodafone Americas or the Verizon Selling Shareholders if any governmental entity shall have taken final and non-appealable action that prohibits or prevents either of the Mexican Offer or the U.S. Offer, (iii) Vodafone Americas or the Verizon Selling shareholders if (A) the Vodafone Shares or the Verizon Shares shall have been withdrawn from the Mexican Offer in connection with a superior proposal, (B) the Purchasers breach the Acquisition Agreement, (C) the Purchasers fail to commence the Offers or withdraw or terminate either of the Offers, (D) the Purchasers breach their obligations to obtain regulatory approval of the Acquisition Agreement and the transactions contemplated thereby or (E) the closing of the Offers shall not have occurred by December 12, 2003 or (iii) the Purchasers if (A) the Vodafone Shares or the Verizon Shares shall have been withdrawn from the Offers for any reason, (B) (1) Vodafone Americas or the Verizon Selling Shareholders breach the Acquisition Agreement, (2) the Issuer and its subsidiaries shall not have taken certain actions with respect to commencing a voluntary bankruptcy proceeding in the event creditors of the Issuer and its subsidiaries enforce their rights against any assets of the Issuer or any of its subsidiaries or against the capital stock of the Issuer or any of its subsidiaries unless the Issuer had been advised against taking such actions by counsel or (3) certain events with

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respect to the business of the Issuer and its subsidiaries shall have occurred without the consent of the Purchasers except where the Purchasers unreasonably withheld their consent, (C) the securities tendered into the Offers by Vodafone Americas and the Verizon Selling Shareholders (1) represent less than 70% of the outstanding capital stock of the Issuer or (2) are subject to any lien that has not been discharged within five business days of notice from the Purchasers of such lien or (D) the closing of the Offers shall not have occurred by December 12, 2003. In the event the Acquisition Agreement is terminated by unanimous agreement, by any of the Purchasers, Vodafone Americas or the Verizon Selling Shareholders as a result of withdrawal of the Vodafone Shares or the Verizon Shares or by the Purchasers due to the events described in (iii)(B) of this paragraph or as a result of the securities tendered into the Offers by Vodafone Americas and the Verizon Selling Shareholders representing less than 70% of the outstanding capital stock of the Issuer or being subject to any lien, the amount deposited in escrow by the Purchasers will be returned to the Purchasers. In the event of any other termination of the Acquisition Agreement, the Purchasers have agreed to pay Vodafone Americas and the Verizon Selling Shareholders an aggregate termination fee of $10 million, plus expenses in certain circumstances. In the event that the Acquisition Agreement is terminated by the Purchasers due the events described in (iii)(B) of this paragraph and a transaction constituting a superior proposal is consummated, or a definitive agreement with respect to a transaction constituting a superior proposal is entered into, within 18 months of the termination of the Acquisition Agreement, each of Vodafone Americas and the Verizon Selling Shareholders, as the case may be, must pay to the Sub an amount equal to 95% of the difference between the aggregate consideration received by such shareholder upon consummation of the transaction constituting a superior proposal and the aggregate consideration such shareholder would have received upon consummation of the Offers for the securities transferred in the transaction constituting a superior proposal.

                  The foregoing summary of the material provisions of the Acquisition Agreement and the Escrow Agreement is qualified in its entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits 6 and 7, respectively. Exhibits 6 and 7 are specifically incorporated herein by reference in answer to this Item 4.

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.

                  No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  See "Item 4. Purpose of Transaction" for a description of the Acquisition Agreement and the Escrow Agreement, which are qualified in their entirety by reference to the respective agreements. Copies of the Acquisition Agreement and Escrow

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Agreement are filed hereto as Exhibits 6 and 7 and are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 6 Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., and Vodafone Americas B.V.

                  Exhibit 7 Escrow Agreement, dated as of June 12, 2003, by and among by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., Vodafone Americas B.V. and The Bank of New York, as escrow agent.

                  Exhibit 8 Press Release of Vodafone Group Plc dated 13 June 2003 entitled "Sale of Stakes in Mexican and Indian Operators"

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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2003

                                                          VODAFONE AMERICAS B.V.

                                                          By: /s/ Jan de Geus
                                                              ------------------
                                                          Name: Jan de Geus
                                                          Title: Director

                                                          By: /s/ Hans Koevoets
                                                              ------------------
                                                          Name: Hans Koevoets
                                                          Title: Director